[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR, EMAIL AND FEDERAL EXPRESS

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549-3628

Re:	Airgas, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 21, 2010

File No. 1-09344

Dear Ms. Duru:

On behalf of our client, Airgas, Inc., a Delaware corporation (the “Company” or “Airgas”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letters, dated July 1, 2010 and July 7, 2010, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, Airgas is filing Amendment No. 1 (“Amendment No. 1”) to its Proxy Statement on Schedule 14A (the “Proxy Statement”). We are providing supplementally to the Staff copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the initial filing of the Proxy Statement on June 21, 2010. All page references in the responses set forth below are to the pages of Amendment No. 1 that has been marked by the financial printers.

The following responds to your July 1, 2010 letter:

General

1.	Please revise the proxy statement and the form of proxy card to clearly identify them as preliminary copies. See Rule 14a-6(e) of Regulation 14A.

Response: The Company has revised the materials in response to the Staff’s comments. Please see page i and the first page of the form of proxy card.

Proxy Solicitation, page 11

2.	Please supplementally advise us of the material features of the contract or arrangement entered into with the company’s public relations advisor, BofA, Merrill Lynch and Goldman Sachs and whether their services are also being used for purposes of soliciting proxies. See Item 4(b)(3) of Schedule 14A.

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 8, 2010

Response:

Airgas supplementally advises the Staff that the Company’s agreement with Joele Frank, Wilkinson, Brimmer Katcher (“JFWBK”) provides for fees and expenses for the provision of public and investor relation services. The agreement provides that JFWBK will be paid on a time basis subject to a quarterly minimum and that the Company will consider an appropriate success fee if the engagement includes a contest for control or other M&A transaction, and includes other customary provisions, such as expense reimbursement, indemnification and confidentiality.

The Company has entered into separate engagement letters with each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Goldman, Sachs & Co. (“Goldman Sachs” and, together with BofA Merrill Lynch, the “Financial Advisors”), pursuant to which the Financial Advisors have been engaged as financial advisors to the Company and its Board of Directors in connection with the Company’s review and consideration of public attempts, proposals or offers for the acquisition of, control of or a controlling interest in, the Company or any of its material businesses, assets or subsidiaries and potential strategic alternatives in response thereto, including a transaction (“Transaction”) involving the sale of 50% or more of the outstanding common stock or assets of the Company.

Under the Engagement Letters, the Company has agreed to pay each of the Financial Advisors (i) an initial fee payable in two installments, and creditable against the additional fees described in this paragraph; (ii) a financial advisory fee payable if no Transaction has been consummated, and no definitive agreement has been entered into with respect to a Transaction, by a specified date, creditable against the fees described in clause (iii) of this paragraph; and (iii) in connection with a Transaction, a transaction fee based upon various percentages of the aggregate consideration paid in any Transaction (the amounts of which will depend upon the price per share paid in the Transaction, but which cannot exceed a maximum specified percentage of the aggregate consideration in a Transaction), a portion of which is payable upon execution of any definitive agreement with respect to a Transaction.

The Company has also agreed to reimburse the Financial Advisors for their reasonable out-of-pocket expenses, including the fees and expenses of counsel, and to indemnify each of the Financial Advisors and certain related persons against certain liabilities in connection with their engagements.

Airgas has not retained the Financial Advisors for the purpose of soliciting proxies nor has Airgas requested that the Financial Advisors solicit proxies.

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 8, 2010

3.	As required by Item 4(b)(1) of Schedule 14A, please clarify all the methods employed and to be employed to solicit stockholders. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company has revised the materials in response to the Staff’s comments. Please see page 11.

The Company has authorized us to confirm as correct its understanding of the matters described in Comment 3 above.

4.	If you intend to solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Response: The Company does not currently intend to use any internet chat rooms to solicit proxies in connection with the 2010 Annual Meeting. If this intent changes, the Company will promptly notify the Staff.

Election of Directors, page 19

We believe Air Products’ nominees may have conflicts of interests with respect to the Offer, page 21

5.	By stating in your cover letter to shareholders that Air Products directors’ fiduciary duties have resulted in Air Products’ directors seeking to engage in a transaction with Airgas at the lowest possible value, you appear to recognize how fiduciary duties imposed on directors of a company help ensure that those directors’ actions inure to the benefit of the shareholders of that company. Given your acknowledgment in the cover letter of directors’ fiduciary obligations to their shareholders, you have not provided sufficient support for your belief that Air Products’ nominees, if elected to the Airgas Board, may fail to exercise the fiduciary duties they would owe to shareholders of Airgas. Please reconcile this inconsistency. Alternatively, please remove statements that imply Air Products’ director nominees, if elected, may fail to exercise their fiduciary duties.

6.

We note assertions that the referenced indemnification and reimbursement arrangements between Air Products’ director nominees and Air Products may compromise the Air Products’ director nominees’ objectivity even after termination of the proxy contest, assuming the director nominees are elected. Please provide us with further support for this assertion. Please address the basis for your belief that these arrangements, which govern the relationship between the director nominees

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 8, 2010

and Air Products during the solicitation, would continue to influence, in the way you describe, the director nominees’ actions in the future, assuming they are elected to the Board. Moreover, given that these arrangements appear to be customary, please explain the basis for concluding that these particular arrangements between Air Products and its nominees, could result in a loss of the Air Products’ director nominees’ objectivity.

Response to Comments 5 and 6: The Company has revised the materials in response to the Staff’s comments. In particular, please see the deleted language on page 21.

With regard to the suggested inconsistency referred to in Comment 5, we do not believe that it is inconsistent to note, on the one hand, that Air Products’ directors owe duties to Air Products’ stockholders, which is a group of stockholders different from the Airgas stockholders, and to note, on the other hand, that other persons, the individual nominees themselves, are parties to certain arrangements with Air Products that may impact their views toward Air Products and its offer. In any event, we believe our proposed deletion should help clarify this point in the materials.

We respectfully submit that the remaining statements concerning the Air Products nominees’ compensation arrangements are clearly qualified as the Board’s belief and properly alert the Company’s stockholders to the risk that such arrangements may create conflicts of interest. Airgas believes it is essential to allow its stockholders to assess the risk that the nominees’ substantial compensation and selection by Air Products may affect their evaluation of the Air Products’ offer and other strategic alternatives. It is appropriate to inform the Company’s stockholders that Air Products is compensating and indemnifying its nominees so that stockholders may evaluate whether such compensation arrangements may affect the independence as to Air Products of the Air Products’ nominees. Indeed, such disclosure is customary in SEC disclosure practice in merger proxies when companies advise stockholders that compensation arrangements might create conflicts.

We draw the Staff’s attention to numerous qualifications in this Section. The views are clearly expressed as beliefs in numerous places, including the caption. The Company expressly notes that “Air Products’ nominees may not be controlled by Air Products or obligated to vote as directed by Air Products.” Many statements throughout are expressed using words such as “could” or “may.”

In addition, we respectfully note that the Staff has permitted similar statements in other proxy statements, even including the deleted language and even involving substantially lower levels of compensation. See, e.g., NRG Energy, Inc. Schedule 14A, filed on June 16, 2009:

“We strongly believe that Exelon’s handpicked, paid nominees are biased and may have conflicts of interests if elected to the Board. As disclosed by Exelon,

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 8, 2010

Exelon has agreed to pay each of its nominees $50,000 in consideration for his or her agreement to be named as a nominee for this election and to consent to serve as a director of NRG, if elected, and to provide certain information to Exelon to prepare its proxy statement. In addition, Exelon will reimburse each of its nominees for all reasonable expenses incurred by such nominee in connection with his or her responsibilities as a nominee for this election. Exelon also agreed to indemnify each of its nominees against any and all losses, claims, damages, liabilities, judgments, costs and expenses to which such nominee may be subject that arise out of or are based upon such person’s role as a nominee for this election, and this indemnification arrangement will continue throughout such nominee’s tenure as an NRG director if elected. While Exelon’s nominees may not be controlled by Exelon or obligated to vote as directed by Exelon, we believe their objectivity with respect to the Offer may be colored by their relationship with Exelon, including the compensation, reimbursement and indemnification arrangements described above.

Furthermore, as previously disclosed, NRG is currently engaged in market discovery to determine the greatest value option available for our stockholders, including, but not limited to, the possibility of alternative business combinations, change-of-control transactions, asset sales and financing transactions such as third party equity investments in the Company. Should other value options come forward, our directors would be entrusted with the task of comparing Exelon’s Offer with such other options. We believe Exelon’s nominees may not be able to perform such a comparison without bias because their objectivity has been compromised as described above. In our view, Exelon is using this proxy contest to advance its own agenda — acquiring NRG at a bargain price and disrupting NRG’s business and growth.”

7.	Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following:

•	“Air Products seeks a transaction with Airgas at the lowest possible value for Airgas stockholders…” (emphasis added);

•	Mr. McCausland provides Airgas with “ethical [and] decisive… leadership…”;

•	“Air Products is seeking to obtain control of Airgas in order to preempt Airgas’s ability to benefit from the recovering United States economy…”; and,

•	Airgas is well-positioned to thrive as the economy recovers…”

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 8, 2010

Where the basis of support is other documents such as reports, articles or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:

First Bullet

With respect to the language excerpted in the first bullet of this comment, the Company has revised the materials in response to the Staff’s comments to delete the referenced language and instead to clarify that Air Products’ and the Company’s stockholders have different economic interests. Please see the stockholder letter. This is clearly the case because Airgas and Air Products would be on opposite sides of any price negotiation. We respectfully submit this conclusion is also supported by statements by executives of Air Products, including the following:

Paul Huck, Chief Financial Officer of Air Products and Chemicals, Inc., is quoted in a Bloomberg article, dated May 18, 2010, as stating to Airgas stockholders:

“I realize you want as much money out of me as possible. I’m not dumb. I totally understand that. But I can’t bid against myself. It’s not in the best interest of the shareholders of Air Products.”

A copy of this article is attached as Exhibit 1, and the referenced quotation is highlighted.

In addition, Airgas submits that the following excerpt from the Air Products earnings call for the second quarter of 2010 clearly reflects that Air Products acknowledges that the economic interests of Air Products and the Airgas stockholders are completely the opposite:

“I want to be clear that we will not overpay for Airgas. We are disciplined and we will remain disciplined as we bring this deal to a conclusion. We will not sacrifice the excellent growth prospects we have in our existing businesses. We will continue to fully fund and resource these many opportunities.”

A copy of this transcript is attached as Exhibit 2, and the referenced quotation is highlighted.

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 8, 2010

Second Bullet

With respect to the language excerpted in the second bullet, although we respectfully advise the Staff that it remains the Company’s view that Mr. McCausland provides ethical and decisive leadership, the Company has deleted the language in response to the Staff’s comment. Please see page 20.

Third Bullet

With respect to the language excerpted in the third bullet, the Company has revised the materials in response to the Staff’s comments. Please see page 66. The statement as revised simply focuses on what the impact of the By-Law amendment would be.

Fourth Bullet

With respect to the language excerpted in the fourth bullet, the Company has revised the materials in response to the Staff’s comments to explain a key reason the Board holds this view. Please see page 66. In addition, the Company supplementally advises the Staff that its belief in its future success is based in part on the Company’s performance during the last U.S. recession and recovery cycle. For example, from December 2002 to December 2005, Airgas’ adjusted earnings per share had a compound annual growth rate of 18%, performance that the Board views as outstanding. We also note that the excerpted statement on page 66 is clearly stated to be the Board’s belief that the Company is well positioned to grow and that there is not any promise of actual growth.

8.	We refer to our comment letter dated March 31, 2010. As noted in comment 1, disclosure regarding the future performance and success the Board believes Airgas will achieve should be appropriately balanced in soliciting materials. Please revise to include disclosure in the proxy statement that acknowledges that Airgas’ future performance or continued extraordinary performance is not assured.

Response: The Company has added numerous meaningful qualifications throughout the materials in response to the Staff’s comments. Please see pages 5 and 6.

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 8, 2010

Air Products’ Proposal to Accelerate the 2011 Annual Meeting …. page 65

9.	You disclose that the proposal is an attempt to “allow Air Products to facilitate its inadequate offer to the detriment of other Airgas stockholders, including limiting Airgas’ ability to pursue an alternative transaction with potential bidders, other than Air Products…” Please revise to characterize this as a statement of your opinion or belief.

Response: The Company has revised the materials in response to the Staff’s comment. Please see page 67.

10.	Please see our prior comment. Please revise to clearly state whether the Board has entered, or is seeking to enter into, any discussions with interested parties regarding an alternative transaction.

Response: The Company has revised the materials in response to the Staff’s comment to make clear that the Company is only referring to alternative transactions that the Board may determine to pursue in the future. Please see page 67.

The following responds to your July 7, 2010 letter:

General

1.	Please confirm whether the record date for the annual meeting has been determined, when such date will be publicized, and whether you have complied with the advance notice requirements set forth in Exchange Act Rule 14a-13(a)(3).

Response: As discussed with the Staff on July 7, 2010, Airgas has set the record date for its Annual Meeting. Airgas expects to notify the New York Stock Exchange of the record date later this week and expects that the date will be publicly disclosed by the New York Stock Exchange in accordance with its customary practices. In addition, the record date will be disclosed in Airgas’ definitive proxy materials. Innisfree, Airgas’ proxy solicitor, has advised Airgas that in compliance with Exchange Act Rule 14a-13(a)(3), Innisfree sent a Search Notice by electronic facsimile to banks and brokers and their agents, such as Broadridge, and also notified Broadridge by email.

*    *    *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 8, 2010

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

Very truly yours,

David A. Katz

Cc:	Daniel A. Neff, Esq.

Wachtell, Lipton, Rosen & Katz

Robert H. Young, Jr., Esq.

Airgas, Inc.

EXHIBIT 1

Wire: BLOOMBERG News (BN) Date: May 18 2010 16:50:31

Air Products Says It May Not Raise Hostile Airgas Bid (Update2)

(Updates with closing share price in seventh paragraph.)

By Jack Kaskey

May 18 (Bloomberg) — Air Products & Chemicals Inc., the industrial-gases producer attempting a hostile takeover of Airgas Inc., told investors who are betting the deal will close at a higher price that they may be disappointed.

Competing bidders are unlikely to emerge, so Air Products doesn’t plan to raise its $60-a-share “starting price” unless Airgas agrees to friendly negotiations, Chief Financial Officer Paul Huck said yesterday in a meeting with arbitrage investors at the InterContinental New York Barclay hotel. Investors should urge Airgas to actively negotiate for a higher offer, he said.

“I realize you want as much money out of me as possible. I’m not dumb. I totally understand that,” Huck said. “But I can’t bid against myself. It’s not in the best interest of the shareholders of Air Products.”

Air Products last week nominated three directors to compete against Airgas nominees at the annual meeting to be held by Sept. 17. Allentown, Pennsylvania-based Air Products also is asking Airgas shareholders to move up the subsequent annual meeting to Jan. 18, when three more members of the nine-seat board would be up for re-election.

Asked whether Air Products believes it can win the proxy fight without raising the $5.1 billion bid, Huck said, “Yes I do.” Shareholders will support Air Products because of the premium offered and the prospect of a quick closing, he said.

Air Products’ offer is 38 percent higher than Airgas’ closing price prior to Feb. 5 when the offer was made public. Airgas has said the offer “grossly undervalues” the company and has refused to negotiate.

Praxair Decision

Airgas, based in Radnor, Pennsylvania, rose 31 cents to $62.82 at 4:15 p.m. in New York Stock Exchange composite trading.

“There is a large drop in the stock price awaiting this, should Air Products go away,” Huck said, saying that as much as 40 percent of Airgas stock is now held by short-term investors who probably paid more than $60. “If we go away, who else is going to show up and pay this?”

Praxair Inc., the largest producer of industrial gases in the Americas and the second-largest U.S. packaged-gas company behind Airgas, hasn’t decided whether to make a competing offer, Chief Financial Officer James Sawyer said April 28. Praxair would have a longer, more complicated antitrust review and would need to divest more assets than Air Products, Huck said.

“I don’t think they are coming,” he said. “I just don’t see it.”

FTC Agreement

Susan Szita-Gore, a Praxair spokeswoman, said nothing has changed for Praxair regarding a potential bid. Sawyer told investors today at the Barclays Capital Chemical ROC Stars Conference that the company has been approached by parties interested in buying any assets that would be divested in the event of a Praxair purchase of Airgas, she said.

“Praxair is continuing to follow developments and will keep its options open,” Szita-Gore said in an e-mailed response to questions from Bloomberg News.

Air Products expects to have a “handshake agreement” with the Federal Trade Commission regarding asset disposals and other actions required to complete the transaction before the September directors election, Huck said. The company is talking with potential buyers of assets that would be sold to win antitrust clearance, he said. Praxair may need a year after announcing an offer to win similar approval, Huck said.

Board Nominees

Air Products selected all six of its nominees, including the three named last week, based on their views on issues including directors’ independence and duties, Huck said.

“We believe you are not represented in the boardroom,” Huck told about 40 investors gathered at the meeting.

The nominees are being paid $100,000 to stand for election, according to a regulatory filing. They don’t “sit in Air Products’ pocket” because Air Products won’t pay them more if they’re elected, he said.

Holding the annual meetings four months apart is legal under Delaware law, because the election of directors would occur in different calendar years, Huck said.

For Related News and Information:

Air Products shares: APD US <Equity> GP <GO>

Merger and Acquisition Data: MA <GO>

Airgas earnings: ARG US <Equity> TCNI ERN <GO>

U.S. chemical-industry stories: TNI US CHM <GO>

—With assistance from Zachary Mider in New York. Editors: Simon Casey, Steven Frank

To contact the reporter on this story:

Jack Kaskey in New York at +1-212-617-8786 or jkaskey@bloomberg.net.

To contact the editor responsible for this story:

Simon Casey at +44-20-7673-2631 or scasey4@bloomberg.net.

[TAGINFO]

APD US <Equity> CN

ARG US <Equity> CN

PX US <Equity> CN

NI CMD

NI COS

NI CHM

NI US

NI CFO

NI MNA

NI PREMNA

NI PA

NI GAS

NI NRG

NI MAC

NI CT

NI PROXY

#<251525.2442051.2.1.46.17993.96>#

#<594458.2442055.2.1.46.17993.96>#

#<251525.2442051.2.1.46.17993.96>#

#<594458.2442055.2.1.46.17993.25>#

#<460631.2442051.1.1.51.33055.96>#

#<594458.2442055.2.1.46.17993.25>#

#<610556.4412668.2.1.46.17993.25>#

-0- May/18/2010 20:50 GMT

Copyright (c) 2010, Bloomberg, L. P.

################################ END OF STORY 1 ##############################

EXHIBIT 2

On April 22, 2010, Paul Huck, Senior Vice President and Chief Financial Officer of Air Products and Chemicals, Inc. (“Air Products”) and Nelson Squires, Director of Investor Relations of Air Products, gave a presentation in connection with Air Products’ fiscal 2010 second quarter earnings release. A transcript of the presentation is included herein as Appendix A. A copy of the slides used in the presentation is also included herein as Appendix B.

APPENDIX A

FINAL TRANSCRIPT

Thomson StreetEventsSM

APD - Q2 2010 Air Products and Chemicals Inc Earnings Conference Call

Event Date/Time: Apr. 22. 2010 / 2:00PM GMT

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F I N A L T R A N S C R I P T

Apr. 22. 2010 / 2:00PM, APD—Q2 2010 Air Products and Chemicals Inc Earnings Conference Call

C O R P O R A T E   P A R T I C I P A N T S

Nelson Squires

Air Products and Chemicals, Inc. - Director of IR

Paul Huck

Air Products and Chemicals, Inc. - SVP and CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Kevin McCarthy

BofA Merrill Lynch - Analyst

Mike Sison

KeyBanc Capital Markets - Analyst

Jeff Zekauskas

JPMorgan - Analyst

Sergey Vasnetsov

Barclays Capital - Analyst

Don Carson

UBS - Analyst

David Begleiter

Deutsche Bank - Analyst

P.J. Juvekar

Citigroup - Analyst

Mike Harrison

First Analysis Securities - Analyst

Bob Koort

Goldman Sachs - Analyst

Laurence Alexander

Jefferies & Company - Analyst

Paul Mann

Morgan Stanley - Analyst

David Manthey

Robert W. Baird & Company, Inc. - Analyst

Edward Yang

Oppenheimer & Co.- Analyst

John Roberts

Buckingham Research - Analyst

Peter Butler

Glen Hill Investment Research - Analyst

P R E S E N T A T I O N

Operator

Good morning, and welcome to Air Products and Chemicals’ second quarter earnings release conference call. Just a reminder that you will be in a listen-only mode until the question-and-answer segment of today’s call. In order to accommodate everyone, we ask that each person limit themselves to two questions plus one follow-up question. Also, this telephone conference presentation and the comments made on behalf of Air Products are subject to copyright by Air Products and all rights are reserved.

Air Products will be recording this teleconference and may publish all or a portion of the teleconference. No other recording or redistribution of this telephone conference by any other party are permitted without the express written permission of Air Products. Your participation indicates your agreement.

Beginning today’s call is Mr. Nelson Squires, Director of Investor Relations. Mr. Squires, you may begin.

Nelson Squires - Air Products and Chemicals, Inc. - Director of IR

Thank you, Terika. Good morning and welcome to Air Products’ second quarter earnings teleconference. This is Nelson Squires.

Today, our CFO, Paul Huck and I will review our fiscal Q2 results and provide some thoughts about the next — about the rest of the year. We issued our earnings release this morning and it is available on our website, along with the slides for this teleconference. Please go to airproducts.com and click on the scrolling red banner to access the materials. Instructions for accessing the replay of this call beginning at 2 p.m. Eastern time are also available on the website.

Please turn to slides two and three. As always, Tuesday’s teleconference will contain forward-looking statements based on current expectations regarding important risk factors. Please review the Safe Harbor language on these slides and at the end of today’s earnings release.

Now I’ll turn the call over to Paul.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Thanks, Nelson. With half of our fiscal year 2010 behind us, we are well on our way to delivering on our financial targets. Please turn to slide number four.

This slide highlights some of the key financial metrics and the progress that we have made coming out of the recession. Just a bit of history.

If you take a look at the left side of this slide, you’ll see the improvements that we have made as an organization over the five-year period before the recession. We have moved our margin up a couple hundred basis points and we improved our return on capital by just short of 400 basis points.

The other thing you can see on the right side of this slide is the impact of the global recession on the first half of our fiscal 2009. During that time, we took a number of significant actions to position us appropriately coming out of the recession. Our results show the progress we have made since then, and the impact of those actions on our first half results and the sequential improvement that we’re continuing to make as an organization.

Sales continue to improve as our underlying sales growth, which turned positive last quarter, continue to recover. Year-to-date, underlying sales growth is up 6%. Our operating margin in the first half has improved to 16% and we remain on track to deliver on our 70% goal in fiscal 2011.

Earnings growth remains strong and, as you’ve already seen in our press release this morning, we raised our full year earnings per share guidance again this quarter. We now expect earning per share growth to exceed 20% this fiscal year. And most importantly, we continue to drive return on capital employed higher, striving to keep our return on capital three to five points above our costs of capital across the cycle. This lower cost structure makes us even more competitive and well-positioned to grow faster with higher returns.

Please turn to slide number five for a quick look at the current quarter.

Sales increased 15% versus prior-year. Underlying sales increased 9% year-on-year due to higher volumes in our Electronics and Performance Materials segment, and our Tonnage segment. Volume performance in our Merchant segment continued to be mixed, with strength in Asia being offset by slower recovery in both the US and Europe.

Higher natural gas prices, which raised our contractual pass-through of energy-related costs, increased sales by 2%. Additionally, favorable currency translation from a weaker dollar increased sales by 4%. Sequentially, sales increased 3%, with underlying sales up 3% on volume growth across all business segments versus the prior quarter.

Operating income of $364 million increased 40% from prior-year, primarily due to higher volumes and better cost performance. As a result, our operating margin of 16.2% improved by 290 basis points versus last year. This improvement in margin can be sustained and should contribute to improve as — should continue to improve as volumes recover.

Looking forward, we still have significant operating leverage available. For the quarter, net income increased 41% and diluted earnings per share increased by 38% versus — each versus prior-year. Return on capital employed improved 70 basis points sequentially to 11.6%; on an instantaneous or run rate basis, we’ve improved return on capital employed to 12.1%.

Turning to slide six for a review of the factors that affected the quarter’s performance in terms of earnings per share. Our adjusted continuing operations earnings per share increased by $0.34. Higher volumes in Electronics and Performance Materials, and Tonnage helped to increase earnings per share by $0.29 year-on-year.

Pricing, energy and raw materials all together were unfavorable, subtracting $0.09. Costs were $0.12 favorable, reflecting our significant cost improvement efforts. The favorable impact to operating income from currency translation and foreign exchange was $0.05. Equity affiliate income was up $0.02; non-controlling interest was up, lowering EPS by $0.02; and higher shares outstanding subtracted about $0.03.

In summary, we generated solid financial results again this quarter. We are delivering on the improvements we told you about from our new investments and our cost reduction efforts.

Now I’ll turn the call over to Nelson to review our business segment results. Nelson?

Nelson Squires - Air Products and Chemicals, Inc. - Director of IR

Thanks, Paul. Please turn to slide seven, Merchant Gases.

Merchant Gases posted sales of $922 million, up 6% versus prior-year. Underlying sales were flat with volumes up 1% and pricing down 1%. Currency increased sales by 6%. Versus prior-quarter, underlying sales were up modestly due to strong performance in Asia, and were negatively impacted by currency. Merchant Gases operating income of $178 million was up 14% versus prior-year and down 6% sequentially.

Segment operating margin of 19.3% was up 140 basis points versus prior-year and down 100 basis points sequentially. Year-on-year income and margins benefited from higher volumes and improved cost performance. Sequential operating income and margins were impacted by poor weather conditions in Europe in January, as well as Lunar New Year in Asia. Signings at the midyear point are on track to meet our full-year targets in all regions.

Let me now provide a few additional comments by region. Please turn to slide eight.

In North America, sales improved 2% versus prior-year. Volumes, led by stronger liquid argon and liquid hydrogen sales, were up 5% versus prior-year. Pricing continued to be impacted by lower surcharge activity and lower liquid hydrogen pricing as a result of cost pass-through of lower natural gas costs. LOX/LIN Loading remained in the mid-70s.

In Europe, sales increased 6% versus prior-year. Underlying sales declined 2%, with volumes down 2% and pricing flat. Currency increased sales by 8%. Sales were impacted by the weak manufacturing environment in southern Europe, but were held by increased healthcare volumes. LOX/LIN Loadings also remained in the mid-70s.

In Asia, merchant sales were up 24% versus last year. Our underlying sales increased 18% with volumes up 22% and pricing down 4%. Currency increased sales by 6%. Volumes continued to rebound significantly across the region, driven by steel, electronics and bulk hydrogen customers. March was the best month in our history in the region and our volumes this quarter surpassed our 2008 peak.

The price decline is primarily tied to lower liquid argon pricing, as supply has rebounded quicker than demand, as new piggyback sources have been brought onstream. Please turn to slide nine, Tonnage Gases.

Sales of $757 million increased 21% compared to last year. Volumes were up 11%. Energy and raw material pass-through increased sales by 6% and currency increased sales by 4%. The higher volumes reflect the continuing improvement in steel and chemical end markets as well as new plant onstreams. Sequentially, sales were up 8% due to energy and raw material pass-through. Operating income of $107 million was up 9% versus prior-year and 7% sequentially, primarily due to higher base volumes and new plant startups.

Operating margin of 14.2% decrease versus prior-year, due to higher energy and raw material pass-through. Refinery hydrogen, excluding new onstreams, was flat versus prior-year. We expect volumes to improve in the second half of the year as the new facilities achieve higher operating rates and spot demand increases. Bidding on new projects remains active and we expect additional awards for new business this year. This segment will also see the benefit of several major startups in quarters three and four. Paul will have more to say about this in his outlook.

Please turn to slide 10, Electronics and Performance Materials.

Segment sales of $451 million were up 36% compared to last year. Volumes increased 38%. Pricing reduced sales by 4% and currency was 2% higher. Each division saw sequential volume gains. Electronic sales were up 28% compared to last year and 4% sequentially. Sales in the quarter were up significantly versus the low point a year ago, and were better-than-expected sequentially.

Electronics specialty materials sales increased 56% versus prior-year and 1% sequentially. Tonnage sales were 10% higher versus prior-year. In addition, we are seeing the expected pickup in orders for our equipment business as new fab Capex is growing once again. Performance materials sales increased 45% versus last year and 4% sequentially, reflecting stronger volumes. The volume recovery in this segment was initially led by Asia, where we are now seeing improvement in both North America and Europe.

Segment operating income of $57 million was up essentially versus prior-year, which resulted in the significant improvement in margins. Sequential margins improved 140 basis points, reflecting stronger volumes and solid cost control.

Progress on the electronics restructuring efforts continued during the quarter. We will see a larger impact to margins in our third quarter as we incur costs to complete these efforts. We now expect millions of square inches of silicon to grow by approximately 30% in our fiscal year.

Please turn to slide 11, Equipment and Energy.

Sales of $119 million decreased 7% versus last year on lower air separation unit sales. Operating income of $18 million increased versus prior-year, due to higher LNG activity. Our backlog is rising due to the previously announced Gorgon LNG order; and we will soon be formally announcing another major LNG order with Exxon Mobil for their Papua, New Guinea project, which was received during the quarter.

Now, I’ll turn the call back over to Paul.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Thanks, Nelson. Now if you’ll please turn to slide 12, I’d like to share our thoughts on our outlook. Our guidance for quarter three is for earnings per share of $1.25 to $1.29 based on the following factors.

On the positive side, we expect to see increased earnings sequentially from the following areas. We expect the manufacturing economy globally to continue its gradual recovery. This, along with some seasonal boost, should result in higher sequential volumes in the Merchant Gases, and the Electronics and Performance Materials segments. New plant onstreams and supply contracts, including the full quarter impact of our new hydrogen plant in Corpus Christi, Texas, and our increased supply at Exxon Mobil at Baytown, Texas, will contribute to next quarter’s tonnage results.

Partially offsetting these sequential improvements will be, in electronics, we expect demand to continue to remain strong. As we’ve discussed with you in the past, we plan to finalize our restructuring efforts in quarter three, which will result in higher costs next quarter. While margins will dip in quarter three, we expect them to rebound in quarter four and be on track to meet our 2011 goal of 15%.

In Equipment and Energy, we’re forecasting higher energy development spending next quarter and planned maintenance outages at a number of plants.

Looking at fiscal 2010 with half of the fiscal year behind us, we are raising our earnings per share guidance for the year. We were at $4.75 to $4.95, and are increasing our guidance to $4.90 to $5.00, anticipating earnings per share growth of 21% to 23% versus prior-year. Overall, our 2010 economic assumptions haven’t changed much. We expect that global manufacturing will still grow about 2% in our fiscal 2010.

Regionally, Europe remains the weakest, and we still expect a 1% decline in our fiscal 2010. North America should be up about 1% and Asia continues to be the strongest, and we are now forecasting growth of about 10% in our fiscal 2010.

Demand in the electronics market has been strong, so we’re modestly increasing our estimate for silicon growth to about 30%. Our capital spending guidance remains unchanged, as well as most of our other assumptions. Despite the gradual nature of the recovery, we remain optimistic about our prospects for the future.

Turning to other growth initiatives. As you all know, we announced our offer for Airgas earlier this quarter. Let me give you a brief update on where that stands.

We remain convinced of the strong industrial logic and strong strategic rationale that underpin this deal. We also believe that we are the best company to do this deal, as our businesses are highly complementary. Air Products has no existing US packaged gas business, which is 90% of Airgas.

We remain confident in our ability to produce the substantial cost synergies we’ve identified, primarily relating to reductions in corporate overhead and Company costs; supply chain inefficiencies — supply chain efficiencies; and better utilization of infrastructure. Coupled with the enhanced growth opportunities we see, this deal creates significant value for our shareholders.

Despite the highly attractive nature of our all-cash, 38% premium offer and our repeated attempts to engage the Airgas Board in discussions, they have refused to engage with us. Therefore, we took the next step and commenced a tender offer, taking our offer directly to the Airgas shareholders.

Our next step will be the submission of our shareholder proposals for consideration at Airgas’s 2010 annual meeting. These will include our alternative slate of Directors and other proposals designed to allow Airgas’s shareholders to decide for themselves about our offer.

We have also been in discussions with the Federal Trade Commission. We are working cooperatively with the FTC to answer their questions and to provide information. Our regulatory approval strategy and shareholder actions are designed to ensure that Airgas shareholders have the opportunity to send a clear and unambiguous message to their Board at the 2010 annual meeting, which Airgas has disclosed in recent SEC filings will be held no later than September 17.

We believe that our offer represents excellent value to the Airgas shareholders, well above the $43.53 price Airgas shares were trading at on the day before the offer. I want to be clear that we will not overpay for Airgas. We are disciplined and we will remain disciplined as we bring this deal to a conclusion. We will not sacrifice the excellent growth prospects we have in our existing businesses. We will continue to fully fund and resource these many opportunities. Our cash-generating capabilities and reinvestment opportunities remain very strong.

Acquiring Airgas would not impact our growth, margin improvement, and earnings goals. It provides upside. In short, Air Products shareholders understand that we have a very bright future with or without Airgas. At the right price, this is one of our many excellent growth opportunities.

Now let me wrap up. We continue to make solid progress towards our goal of improving operating margins and returns, and we remain focused on these goals. We believe that our goal to become a low-cost supplier versus our competitors enables us to deliver greater growth and higher returns, resulting in significant increases in shareholder value. We are pursuing numerous growth opportunities around the world.

As the economy recovers, we have significant operating leverage in our businesses. Regardless of the outcome of the Airgas offer, we are well-positioned to continue to create shareholder value. The whole team in Air Products is excited and energized by the many opportunities we have.

Thank you, and now I’ll turn the call over to Terika to take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Kevin McCarthy, Bank of America Merrill Lynch.

Kevin McCarthy - BofA Merrill Lynch - Analyst

You’ve had a long-standing operating margin goal of 17%; with the 290 basis point increase year-over-year, you’re sneaking up on that now at 16.2%. When would you imagine achieving the 17% level at this point, given the recovery scenario? And with natural gas near $4, do you see any upside to that level as you look into fiscal ’11 and beyond?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes, Kevin. Our goal is to have the operating margin for all of 2011 be at a 17% level, if gas is a little lower, and it will help that margin a little bit for us.

Kevin McCarthy - BofA Merrill Lynch - Analyst

Okay. And then a couple of follow-up questions on the merchant business, if I may. First, on the volume side, I was wondering if you could comment on what you’re seeing in the month of April.

And then on pricing, it sounds like liquid argon is down. Would you comment on how much that’s off and if we adjust for that and other elements? What is LOX/LIN pricing doing on an underlying basis, please? Thanks very much.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Nelson?

Nelson Squires - Air Products and Chemicals, Inc. - Director of IR

Yes, Kevin, this is Nelson. Volumes continue strong in the month of April, pretty much across the board. So we’re seeing — March was a particularly strong month for the business; it typically is one of the two strongest months in the fiscal year, and so that played out as expected. So volumes continue the momentum into April.

From a cost standpoint, our costs were — I mean, excuse me, from a pricing standpoint, we’re essentially flat quarter-on-quarter. We had — the argon was really just the impact of bringing some new capacity onstream that basically took pricing down a little bit. But if I looked at LOX/LIN, in pretty much every region, it’s flat to slightly up.

We continue to get some pricing in China where we’re trying to recover against energy increases. And so we’re seeing the most impact, again, from the liquid argon in Asia; from liquid hydrogen in North America, because natural gas prices are lower, and that’s a little bit of a lag effect on the price. But the underlying pricing story is still holding together pretty well.

Kevin McCarthy - BofA Merrill Lynch - Analyst

Okay, thank you very much.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

And Kevin, just to add to the comment which Nelson had, we did have the $0.09 down in pricing, which people saw, which is a quarter to prior-year impact, sequentially, our pricing impact was about flat on earnings.

Kevin McCarthy - BofA Merrill Lynch - Analyst

Understood. Thank you.

Operator

Mike Sison, KeyBanc.

Mike Sison - KeyBanc Capital Markets - Analyst

Nice quarter. In terms of the tonnage, I was curious, in terms of the growth in volume there, plus 11 year-over-year, how much was that — how much of that was from new plants coming onstream? And I was trying to get a better gauge of how base demand is in the tonnage business in total.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes. If you look at it on base demand, and the base demand is about flat for us in the Tonnage business, if you look at that overall. The bulk of the increase here is going to come from the growth of the projects coming onstream, Mike.

Mike Sison - KeyBanc Capital Markets - Analyst

Okay, great. And then what about bidding on new projects to fill the pipeline out to ’11, ’12, and ’13? Has business there picked up?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Sure. In bid activity, it still is strong. Award activity, as we’ve talked about, has not been as strong. However, we’re starting to see some things come to conclusion and we would expect to see award activity pick up in the second half of the year.

Mike Sison - KeyBanc Capital Markets - Analyst

Great. And last question — to what degree you can offer some help, in terms of your comments on Airgas and the focus on not overpaying and, like, value, what are you looking at in terms of that? Is it about a return of capital basis? Cash flow? A little bit — just wanted to get a little feel for your outlook on that.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes, well — and return on capital and cash flow are actually the same, because you put cash out and you get cash back with those things. So it is driven by the return in which we’re looking and by the investment in Airgas, we think we create a significant amount of value by buying them, but we’re not going to share every dollar of that. We certainly are willing to share our portion of that with the Airgas shareholders.

But for right now, we are focused really on the offer that we have out there and moving that foreword, thinking that that represents a very good value to — and to the Airgas shareholders.

Mike Sison - KeyBanc Capital Markets - Analyst

Great. Thanks, Paul.

Operator

Jeff Zekauskas, JPMorgan.

Jeff Zekauskas - JPMorgan - Analyst

In your comments, Paul, you said that you hoped to reach a 15% electronics margin in 2011. Did you mean that you would touch 15% or that might be your average margin for the year in ’11?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

You know — and the thing which we’re trying to do, is we’re trying to get it to the average margin for the year.

Jeff Zekauskas - JPMorgan - Analyst

So how fast would you have to grow in electronics in 2011 to reach that? Or because of your restructuring efforts, could you reach that even if there were very little growth?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

There would still need to be growth occur, Jeff, on the loading of the plant, on the investment which we have out there. So, yes, I do need growth. But it’s within what — it’s kind of within what we expect.

Jeff Zekauskas - JPMorgan - Analyst

Okay. And then just lastly, in your various restructuring costs that are passing through the income statement in 2010, which presumably won’t be there in ’11, how much were they in the aggregate, roughly?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

The total restructuring costs in this quarter were about $2 million. We expect them to grow fairly substantially.

Jeff Zekauskas - JPMorgan - Analyst

Okay. Thanks very much.

Operator

Sergey Vasnetsov, Barclays Capital.

Sergey Vasnetsov - Barclays Capital - Analyst

Your Capex for the second quarter was roughly 50% down from year-over-year and yet overall guidance for the year was 19. Can you talk about what’s playing here and do you expect to really catch it up in the second part of the year?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

As far as the Capex was concerned, if you look at our total Capex, which is disclosed, we are on track. We’re about 700 — 699 in the press release this morning. So if you would take that and double it, it would take you to $1.4 billion, which is in the middle of our range, Sergey.

Sergey Vasnetsov - Barclays Capital - Analyst

Okay. And I just want to follow-up on the previous question and answer on (inaudible) improvement [of 11%]. Did I hear you right, that you expect the bulk of it to come from new projects?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes, and the bulk of it comes from new projects. There is some obvious growth. I mean, you have to be careful about the impact of volumes and the impact on profits. The impact on profits is going to be larger from a new plant. Some of the volume growth, which we see when you go to — and you go on the volumes, you’re going to see for like, a steel plant, if I’m under the mins, I’m going to have the growth in volume but I’m not going to impact profits by that.

Sergey Vasnetsov - Barclays Capital - Analyst

Okay, thank you.

Operator

Don Carson, UBS.

Don Carson - UBS - Analyst

First, just a housekeeping item. The gain on the sale of the Airgas shares, did that flow through the income statement?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

We did not sell the Airgas shares (multiple speakers) and the gain for holding them, Don — the gain for us in holding those shares, it showed other comprehensive income. It’s not in the P&L.

Don Carson - UBS - Analyst

Okay. And then on your incremental merchant operating leverage, I mean, it seems that operating rates haven’t moved up all that much. When would you expect to see more volume leverage there? Because your manufacturing outlook seems rather tepid for the balance of the year.

Nelson Squires - Air Products and Chemicals, Inc. - Director of IR

Yes, Don. This is Nelson. As you look into the rest of the year, certainly, we see a decent pickup in LOX/LIN volumes in North America in the second half of the year, something probably in the neighborhood of 3% or so. We think the trend will begin to improve in Europe, although, as we said previously, we think it still remains pretty weak.

We continue to see pretty solid growth in Asia. We are bringing new capacity onstream throughout Asia, which, of course, is planned and is in the sequence of doing that. But we should see a volume pickup in the second half of the year, certainly in North America, continuing in Asia; and if anything, flat to slightly up in Europe, as we go forward.

Don Carson - UBS - Analyst

And a question on North American pricing. It was down year-over-year; you blamed most of that on absence of surcharges. How was that pricing sequentially? And how was the pricing on the new business signing versus the existing book?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Sequentially, pricing is probably flat to slightly up. And I’m really referring to LOX/LIN when I say that, because, obviously, hydrogen, liquid hydrogen was impacted by lower nat gas costs. Quality in new signings is stable; it’s rebounded off of the bottom that we saw somewhere around four or five quarters ago. And so we’re happy with the quality of signings.

Operator

David Begleiter, Deutsche Bank.

David Begleiter - Deutsche Bank - Analyst

Paul, just on the merchant pricing in North America, shouldn’t the October 1 price increase have given you a little more boost to sequential pricing in that business?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

I think a lot of what that — what it did is it held the impact on the surcharges, which have continued to roll off, David.

David Begleiter - Deutsche Bank - Analyst

And just on Asia merchant, is that entire decline due to liquid argon? And you mentioned China pricing being better. I was under the impression that China merchant is still under some pressure from a local Chinese competitor, amongst others.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes, as far as China pricing is concerned, our pricing in China still looks pretty good and it’s really — it is pretty argon.

David Begleiter - Deutsche Bank - Analyst

And lastly, just on the backlog, on the awards new project, is pricing getting any more competitive? Or is it about the same as it was before the downturn?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes. As far as we look at the pricing on most on the jobs in which we are bidding have stayed the same. We did see an award in India recently, where the pricing was amazingly low on that to a steel company — well, well below what we would have been willing to take as a price in all of our competitors.

David Begleiter - Deutsche Bank - Analyst

Why do you think that was the case?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

You’ll have to ask the person who won that, why they bid that so low.

David Begleiter - Deutsche Bank - Analyst

Thank you.

Operator

P.J. Juvekar, Citi.

P.J. Juvekar - Citigroup - Analyst

A question on tonnage. Your volumes were up 11%, but earnings were up only 9%, and margins were actually down. So the question is, why aren’t you seeing more leverage on operating income line?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

We — yes. P.J., we still had a lot of costs in the maintenance area in this year; a lot of customer turnarounds for us. And so that’s something which we’re seeing, which pulls our earnings down. Now, the maintenance costs are going to come off in quarter three and quarter four. And you’ll see improvements there.

P.J. Juvekar - Citigroup - Analyst

If you took a step back and look at your on-site business and look at the last 18 months, how many of the new projects got delayed?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

How many got delayed? If you take a look at that, we have had probably three or four of them which have pushed back from what their original timing was for us. As far as the projects which we’re bringing onstream this year, we have not seen delays, pretty much. The delays have more occurred for projects which have already been put into our outlook and stuff like that for things which were coming on beyond 2010.

P.J. Juvekar - Citigroup - Analyst

Okay. So, I guess let me ask you the same question in another way. Are you adding projects to the backlog at the same rate as you finish them?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Are we bringing in capital spending at the same rate? It is pretty close to that right now. Award activity probably has run down that — the backlog a little bit for us right now because award activity has been slow. However, as we look towards jobs which we would expect to sign contracts on in the last half of the year, we would expect that we would replace or exceed a little bit the projects which actually come off this year.

P.J. Juvekar - Citigroup - Analyst

So you will exceed by end of the year?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes.

P.J. Juvekar - Citigroup - Analyst

Okay. Thank you.

Operator

Mike Harrison, First Analysis Securities.

Mike Harrison - First Analysis Securities - Analyst

Was wondering what portion of your tonnage customers right now are still taking volumes below the take or pay minimum?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

I don’t think we have — I might have one or two, but I think I’m pretty much out of that area right now.

Mike Harrison - First Analysis Securities - Analyst

All right. Was also hoping that you could comment on the big improvement in the Equipment and Energy margin. That margin number looks like about the highest you’ve shown in the last four or five years. Was wondering — I know there’s choppiness in that business, but wondering if you could comment on that and what should we be expecting going forward?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes, Mike, and the explanation is pretty easy. If you look at sales in 2009, quarter two, we had a lot more in the air separation side and a lot less on the LNG side. This time, we have more on the LNG side and less on the air separation side.

The LNG profitability is higher because I have a complete value-adding component to that, where I passed through a lot of compression equipment and stuff like that, which I purchased on the air separation side. So that’s — so it’s really a mix between the air separation and the LNG, and more LNG this quarter.

Mike Harrison - First Analysis Securities - Analyst

All right. I had a question on merchant pricing in Asia. You’ve shown kind of three straight quarters here with negative year-over-year pricing. How big of a margin impact have you seen due to that pricing decline over that time? And should we expect to see pricing and margin improvement, given the strong demand that you’ve seen in Asia?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Well, with the pricing coming down, it’s obviously been a small impact to the margins in the merchant area. But as you can see, overall, our margins in that area are up and will continue to go up. And we would expect them to return to like a Q1 level in quarter three; but overall for the year, we’re going to have a good margin in that area. And so that’s going to also be helped as we lap the — some of the declines in LAR and merchant pricing.

Mike Harrison - First Analysis Securities - Analyst

All right. Thanks very much.

Operator

Bob Koort, Goldman Sachs.

Bob Koort - Goldman Sachs - Analyst

I’m wondering on tonnage, you guys talked a little bit about the new projects providing the growth year-on-year sequentially, a little bit of pickup. But given the base of your business, when you put in a project like the one you recently signed for Malaysia — you know, 1.5 million standard cubic feet a day, how much will that add to your base tonnage business?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

That is a small project — that is a very small project, Bob. It’s not going to add a lot.

Bob Koort - Goldman Sachs - Analyst

So rounding here. How about something that would be bigger and more — something you might put in the Gulf Coast, then?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes. So, if you take a plant which goes into the Gulf Coast, that could probably — a world-class size plant could probably add 3% or so in sales growth, when you look at (multiple speakers) —

Bob Koort - Goldman Sachs - Analyst

To the entire tonnage base?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

The entire segment, yes.

Bob Koort - Goldman Sachs - Analyst

Wow, okay. And then secondly, can you give me some sense on Electronics and Performance? How long do you expect these very strong sequential numbers to continue? And maybe talk a little bit about the seasonality there.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes, well, you know, as far as the — on the Electronics and Performance Materials, there is a sequential uptick from quarter two to quarter three. And we would expect to see that. What — and so I would expect to see a good quarter three and a good Q4. And then we’ll probably see a start of the sequential down in quarter one.

You realize that that business here took the highest hit from the recession. And so it’s going to have the strongest bounce back also coming through here.

Nelson Squires - Air Products and Chemicals, Inc. - Director of IR

One add, Bob — this is Nelson — is that, certainly, the improved automobile production is helping the Performance Materials business. And as I said during the call, or during the prepared remarks, one of the things that was very encouraging that we did take a little bit of a volume hit during Lunar New Year, but we were up sequentially. So, customer operating rates have continued to improve, and key customer rates are over 80% now. So, that number, we think, as Paul said, continues to track upward the next two quarters.

Bob Koort - Goldman Sachs - Analyst

Great. Thank you.

Operator

Laurence Alexander, Jefferies.

Laurence Alexander - Jefferies & Company - Analyst

I guess, first of all, could you give an update on how you’re thinking about the hydrogen market, both in terms of any large projects coming, which might be up for bid over the next four to six quarters? And also what you think the longer term CAGR for demand might be — the addressable CAGR for Air Products?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes. If we take a look on the hydrogen area, we do see a move outside the US into places like Asia and the Middle East for us. We currently are actively involved in projects out there. And so we think that the growth for hydrogen is still going to be somewhere around the 8% to 10% range things, but the shift is going to be, for the bulk of the market, to be outside the US as far as growth is concerned, and less growth within North America in the near-term. There’s still the oil sands, which could produce more growth if that gets developed.

Laurence Alexander - Jefferies & Company - Analyst

And do you expect the pace of outsourcing activity to be the same in Asia as in the US?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

I think that — on the outsourcing in Asia, we think on the majors, we think it’s going to be doable. I think you’re going to see some JVs in China to make these things happen also.

Laurence Alexander - Jefferies & Company - Analyst

And separately, could you sort of give a little bit more detail on trends — on demand trends in Europe, particular end markets that might be stronger or recovering earlier? And are there any areas where you’re surprised by how weak it is?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Well, I mean, for us, in the European business, the place which we have seen the largest declines in volumes now is packaged gas. Packaged gas is a late cycle as far as the business is concerned. And so our bulk market, in our bulk volumes have been doing pretty well in coming back. A lot of business in the food area; things has been performing well for us.

If you look at the geography of it, the East and the North are probably better than the South in Europe. The South is still pretty much in a pretty tough recession at this point in time.

Operator

Paul Mann, Morgan Stanley.

Paul Mann - Morgan Stanley - Analyst

You mentioned that very few plants operating below the take or pay minimum in the quarter. Did that ratio change at all from the first quarter to the second quarter? So, did you grow volumes in a lot of the plants after the take or pay minimum? What I’m trying to get is whether or not, as you go forward, if we see a better incremental margin coming from in tonnage, because you’ve got more plants now operating above the take or pay minimum, if that makes sense.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes, but — and Paul, for — and for the plants — for the people operating above the take or pays, we probably have some of that. The place which is going to impact us and the most for Air Products is still on the hydrogen area for us. That’s the bulk of our business in this tonnage area. And so we really didn’t see our customers go to the mins in that area. Our customers have — still continued difficult to operate. Our volumes year-over-year in that area are about flat with those things, if I take out the new plants, when you look at it.

We have seen on the steel on sites, we have seen increases in the volumes. Realize that for a lot of our customers in steel, it is a take or pay contract, is a BFC-type contract, and I get paid for the plants and then he pays for a product charge. I typically make all of my money on the payment for the plant and not on the product charge; I pass through the energy there, so I don’t have a lot of volatility in the business introduced by the steel aspect of it.

Paul Mann - Morgan Stanley - Analyst

Okay, but what I was trying to understand is if you’ve grown your volumes from Q1 into Q2 only to bring them up to the take or pay minimum, you’re not really going to see a revenue and margin impact. And if you start to grow volumes going into Q3, I’m assuming we’ll start to see a better revenue and margin impact.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

What happens, Paul, is actually — when a person operates at the mins, he doesn’t pay the product charge, which is just a pass-through. And so actually, on the sales dollars come down, the profits tend not to come down, right? And therefore, what happens is that the margins as they build — as the loading starts to occur above the take — up to the take or pay and above it, is margins tend to decline a little bit with that.

The bulk of the profit in this business is earned by installing a plant, having the plant ready to operate for the customer. And that’s where we operate at.

Paul Mann - Morgan Stanley - Analyst

Okay. And just a second question, just looking forward to 2011, based on your backlog at the moment and the orders you’re bidding for, would you expect Capex to increase in 2011 or decrease, or stay roughly the same?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Right now I would expect that my Capex probably would be the same up to — up in 2011. A lot of that is going to depend upon award activity here in the last six months.

Operator

David Manthey, Robert W. Baird.

David Manthey - Robert W. Baird & Company, Inc. - Analyst

I’m wondering if you can or will estimate the volume impact from new tonnage contracts in the third quarter?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

If we take a look at the contracts which have come onstream in quarter two and quarter three, we basically have our — the Exxon job and the Corpus Christi plant coming onstream. And they will have a small growth here; probably they add $0.01 or so to earnings.

David Manthey - Robert W. Baird & Company, Inc. - Analyst

Okay. And in terms of volume, just a couple percent or —?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes. Right. (multiple speakers) [A couple percent volume.]

David Manthey - Robert W. Baird & Company, Inc. - Analyst

Okay. And then second, in terms of your cost reduction efforts, could you talk about where you stand today maybe sort of on a run rate versus what’s left over the next 12 months or so?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes. On those efforts, we will be taking those efforts and wrapping them up at the end of quarter three. So we are pretty well done. The bulk of the efforts really occurred in the last half of 2009. We’ve had some continued efforts, especially in Europe, as we’ve been restricted as to how many people we can let go, going forward here. So we’re probably about 90% complete or so right now.

David Manthey - Robert W. Baird & Company, Inc. - Analyst

Okay, but maybe a little bit more than that in terms of the inertia (multiple speakers) [through second]?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Yes, and that’s true, David. I think one of the things which you should understand is we’re going to continue on this cost effort going forward, so we have the program but we always have an effort on cost.

So cost in this drive for us to be low-cost is going to continue. We measure ourselves against our competitors and our competitors are good. They’re working on the same things we are. We intend to beat them on this thing and be the best industrial gas company with regard to cost in the position which we have. And so we are very serious about that and we will continue to take actions on costs throughout our future.

Operator

Edward Yang, Oppenheimer.

Edward Yang - Oppenheimer & Co. - Analyst

Just would like to understand your thinking on acquisitions in general. I saw that you made a small French acquisition, and what was the rationale for that? And are you evaluating other transactions outside of Airgas?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Well, the — and the opportunity in which we had there, Ed, was — it was an opportunity in France. It fit extremely well with our current business in the area. So it’s a great opportunity. It’s something which we have done in the past in the business in Europe. It’s helped our business in Europe grow and increase the profitability and scale of the business. So that was the design of that. If those opportunities come up again in the future, we will continue to pursue them.

Right now as far as acquisition activity, we continue to evaluate some. There is nothing really hot beyond Airgas on buying a company. The other thing which you should know is we continue to look at on buying plants, which we have sold or other people have sold in the past, and bringing them in as sale of gas from a sale of equipment of our captive job. And we continue to make progress in that.

The type of projects which we look for in that area are ones which are going to lead to growth in the future. We bought the Corpus Christi plant and the hydrogen in Texas. The reason why is we were able to get a good deal on the plant, but then we also see more product being required in the future, so an opportunity to invest and build a franchise there.

On the Xingtai Steel, we bought some plants but we also got an order for that to build a franchise in that area for us. And so it’s those types of opportunities which we look at. We probably have two or three around the world in which we’re pursuing right now, which are looking good for us in the future.

Edward Yang - Oppenheimer & Co. - Analyst

Okay. But staying within the US in terms of packaged gas, half of the market in the US is still 50% owned by independents. If you do decide to go in another direction from Airgas — it seems like you’re very committed to Airgas — would you look to replicate an Airgas type of acquisition strategy? Would you be interested in buying independent packaged gas distributors with the knowledge in mind that it would take a considerable amount of time to get scale in that market?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

We certainly — if the Airgas transaction does not go forward, we will continue to work to make sure that we serve the distribution segment of the market. Whether we did that via acquisitions or we did that via contracts with those people, or did something else, would be something which we would disclose at that point in time.

Edward Yang - Oppenheimer & Co. - Analyst

Okay. And finally, what’s your FX assumption for — in your 2010 guidance? And if you look forward to 2011, what kind of euro exchange rate would you be using?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Well, I don’t try to go out and predict the exchange rates. At the close of the quarter, we were looking at, for quarter three and quarter four, for the euro to be around $1.35 or so. When you get that for the year, that probably takes us close to $1.40 or so.

Edward Yang - Oppenheimer & Co. - Analyst

Okay, thank you, Paul.

Operator

John Roberts, Buckingham Research.

John Roberts - Buckingham Research - Analyst

The European packaged gas weak volumes — is that a leading business or a lagging business relative to the economy? And I ask that because at least in North America, I think, it used to be a leading business for Airgas and it’s kind of lagging this cycle because of the credit issues for small customers and so forth. So, what can we tell from your European packaged gas business?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

John, packaged gas has always been a lag — it has never been a lead in any of the areas. And the reason why is about one-quarter of the volumes go into investment type of activities, construction type markets. Construction always lags coming out of the recession. And so you always see that happening.

Plus the other thing what’s happened, if you charge demurrage on the cylinders, the customers return them late. They bring them back and your demurrage revenues drop towards the end of the recession, as the customers — and then it takes awhile for those revenues to come back up and build back up. But packaged gas as a market has always been a lag business, and it lags in the European economy also.

Operator

Peter Butler, Glen Hill Investments.

Peter Butler - Glen Hill Investment Research - Analyst

You guys have me a bit confused here. I thought the goal with acquisitions is to — and with the stock in general, is to increase the earnings per share, boost the ROC, and return more cash to the owners. And this Airgas transaction looks like it does none of these things.

And I was around when you guys unloaded this business, the packaged gas business, and you said good riddance and you had a lot of good reasons to say goodbye that still look valid. I’m wondering, what’s going on? Airgas shareholders get the cash and Air Products shareholders get shafted here with the stock down.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Well, okay, Peter, I will tell you that the Air Products shareholders are not going to get shafted by this deal. You know, there’s a lot of concern over how much Air Products is going to pay and the uncertainty of the transaction. And that’s what has temporarily taken our stock price down.

We have a very good plan to go out and achieve the cost savings which we have put out there. We also have a good understanding of the business and how it has improved since the time at which we sold it. We think there are a lot of good opportunities for us going forward here. We didn’t think the packaged gases was a bad business; the business which we sold did not have scale.

This deal creates value. We are going to be disciplined on price. You’ll continue to see that. And we will make this pay off for the Air Products shareholders.

Peter Butler - Glen Hill Investment Research - Analyst

Well, when you sold it, you said good bye with good riddance to a mature North American-centric business with slow growth; and it was recognized as being a low-quality business that would command a low-quality price to earnings ratio. And all that looks still valid. I’m wondering, what the hell do we need this thing for?

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Well, Peter, if you took a look at the dynamics of the business at that point in time, it was largely unconsolidated at that point in time. Since that time period, there has been a lot of consolidation by Airgas and a lot of consolidation by Products Air in that. And the business has improved substantially.

We see the opportunity here to improve the margins within the business, and maintain those margins and continue to grow. We also see the opportunity to take that model and go — and take it into the Asia market; and with the Airgas transaction, that will help us do that.

Peter Butler - Glen Hill Investment Research - Analyst

Okay, well, you’re — I’m still scratching my head, sorry.

Paul Huck - Air Products and Chemicals, Inc. - SVP and CFO

Okay.

Operator

And that concludes today’s question-and-answer session. Mr. Squires, I’d like to turn the conference back to you for closing remarks.

Nelson Squires - Air Products and Chemicals, Inc. - Director of IR

Thanks, Terika. Please go to our website to access a replay of this call beginning at 2 p.m. today. Thanks for joining us and have a nice day.

Operator

That concludes today’s conference call. We thank you for your participation.

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